SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Alto Palermo S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 21, 2003 related to the Company’s Classes A2 and B Notes filed with Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 21, 2003, the Company transcribed the following payment notices of the ninth installment of interests related to the Classes A2 and B Notes.

ALTO PALERMO S.A. (APSA) Secured Non Convertible Notes (Class A2) in a principal amount of Pesos 40,000,000 due 2005

Alto Palermo S.A. (APSA) (the “Company”) informs that on April 21, 2003, will start the payment to the holders of the ninth installment of interests related to the Notes issued on January 18, 2001.

Payment Agent: The Company will pay directly to the holders.

Payment hours: From 10 am to 3 pm

Annual Nominal Interest: 8% (Pursuant to Communication “A” 3507 of the Banco Central de la República Argentina dated March 13, 2002)

Interest being paid: 2.9959%

Period comprised by the payment: ninth quarterly installment of interests (January 13, 2003 / April 18, 2003)

Amount of interests: Ps. 199,723.85

Payment currency: Argentine Pesos

Method applied for the conversion into Pesos: Exchange rate 1 dollar = 1 Peso. Adjusted by the CER index.

CER index applied: 1.4388 (CER index on April 17, 2003)

The interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 15 days prior to the payment date.

—————————————————

ALTO PALERMO S.A. (APSA) and SHOPPING ALTO PALERMO S.A. Non Convertible Notes (Class B1 and B2) in a principal amount of Pesos 80,000,000 due 2005

Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (the “Companies”) inform that on April 21, 2003, will start the payment to the holders of the ninth installment of interests related to the Classes B1 and B2 Notes issued on January 18, 2001.

Payment Agent: The Company will pay directly to the holders.

Payment hours: From 10 am to 3 pm

Annual Nominal Interest: 8% (Pursuant to Communication “A” 3507 of the Banco Central de la República Argentina dated March 13, 2002)

Interest being paid: 2.9959%

Period comprised by the payment: ninth quarterly installment of interests (January 13, 2003 / April 18, 2003)

Amount of interests of the Class B2: Ps. 274,620.27

Amount of interests of the Class B1: Ps. 149,792.88

Method applied for the conversion into Pesos: Exchange rate 1 dollar = 1 Peso. Adjusted by the CER index.

CER index applied: 1.4388 (CER index on April 17, 2003)

Payment currency: Argentine Pesos

The interests will be paid to the people who were registered, with the Register Agents, as holder of the Notes, at least 15 days prior to the payment date.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:  /S/    Saúl Zang

        Name: Saúl Zang

        Title: Director

Dated: April 22, 2003